

For Immediate Release

For more information:
Rex S. Schuette
Chief Financial Officer
(706) 781-2266
Rex_Schuette@ucbi.com

UNITED COMMUNITY BANKS, INC. REPORTS
NET OPERATING LOSS FOR SECOND QUARTER 2009

- Provision for loan losses of $60 million exceeded charge-offs by $1.7 million
- Allowance-to-loans ratio of 2.64 percent, up from 2.56 percent last quarter
- Further margin improvement of 20 basis points this quarter to 3.28 percent
- Acquisition of Southern Community Bank added $230 million of covered assets and $200 million of customer deposits with a gain on acquisition of $11.4 million
- Capital levels remain strong

BLAIRSVILLE, GA – July 24, 2009 – United Community Banks, Inc. (NASDAQ: UCBI) today reported a net operating loss of $23.1 million, or 53 cents per diluted share, for the second quarter of 2009. The net operating loss reflects elevated credit costs, including $60 million provision for loan losses. Net operating loss does not reflect an acquisition gain of $11.4 million related to the purchase of Southern Community Bank from the FDIC, which is considered a non-recurring item and excluded from operating earnings. Including this non-recurring gain the net loss for the quarter was $16.0 million, or 38 cents per diluted share.

United's net operating loss for the first six months of 2009 was $55.0 million, or $1.24 per diluted share. The net operating loss for the first six months does not reflect a $70 million non-cash charge for impairment of goodwill and $2.9 million in severance costs relating to a reduction in work force that were incurred during the first quarter and the $11.4 million gain on acquisition in the second quarter, all of which are considered non-recurring items and are

therefore excluded from operating earnings. Including these non-recurring items the net loss for the first six months was of 2009 $119.8 million, or $2.57 per diluted share.

"We continued our strategy of aggressively disposing of problem credits," stated Jimmy Tallent, president and chief executive officer. "At the same time, we are sharply focused on building core earnings through stronger customer relationships and core deposits."

"As part of that strategy, we acquired Southern Community Bank in an FDIC assisted transaction which will allow us to deepen our market share in the south side of metro Atlanta," added Tallent. "Southern Community Bank brings $208 million in customer deposits, along with 60 experienced employees in five offices. The acquisition of Southern Community Bank and its locations provided a good fit into the existing United market. Four of the new offices fill a gap in the south side of the Atlanta market. The other office will be closed and then we will merge one of our existing offices into their superior location in the same market. Further, through our discounted bid and the loss share agreement, we have substantially eliminated all credit related exposure associated with the transaction. So, we have classified Southern's loans, foreclosed properties and FDIC receivable into one category and line on the balance sheet – 'covered assets.' These covered assets are excluded from all credit quality disclosures and ratios. In addition, the transaction provided United with capital through the after-tax gain of $7.1 million."

Total loans were $5.5 billion at quarter-end, down $120 million from last quarter and $420 million from a year ago, reflecting the company's continued efforts to reduce exposure to the residential construction market. At June 30, 2009, residential construction loans were $1.3 billion, or 24 percent of total loans, a decrease of $430 million from a year ago and $115 million from the first quarter of 2009.

Taxable equivalent net interest revenue of $60.9 million reflected an increase of $3.5 million from last quarter and a decrease of $871 thousand from a year ago. The taxable equivalent net interest margin was 3.28 percent compared with 3.08 percent for the first quarter of 2009 and 3.32 percent for the second quarter of 2008.

2

"The improvement in our net interest margin this quarter reflects a continuation of the program we began in the latter part of 2008 to improve loan and deposit pricing," stated Tallent. "We maintained our loan pricing and credit spreads, decreased deposit interest rates and, with sustained liquidity, we were able to let higher-cost time deposits and brokered deposits run off. We will continue to actively pursue these strategies to improve our margin in 2009, while balancing liquidity needs with our goal of maximizing pre-tax, pre-provision core earnings."

"Excluding public funds and the acquisition, core deposits increased $129 million this quarter, or 12 percent on an annualized basis, reflective of the United Express program for customer referrals and cross selling," stated Tallent. "We added 13,884 new services this quarter and opened 6,575 net new deposit accounts year-to-date."

The second quarter provision for loan losses was $60 million, compared with $65 million for the first quarter of 2009. Net charge-offs for the second quarter were $58.3 million compared with $43.3 million for the first quarter of 2009. At quarter-end, non-performing assets totaled $392.6 million compared with $334.5 million at March 31, 2009. The ratio of non-performing assets to total assets at the end of the second and first quarters was 4.67 percent and 4.11 percent, respectively. The allowance for loan losses to total loans was 2.64 percent and 2.56 percent, respectively.

"Credit quality continues to be a primary area of focus for us, particularly within the Atlanta residential construction portfolio," Tallent said. "While we have seen some problem credits in other loan categories and markets, our principal challenge remains in the residential construction portfolio. We have seen a rise in all categories of non-performing assets, but the inflow is still driven by the continued weakness in the housing and construction markets. We will continue to aggressively work through our problem credits and pursue the best economic outcome for our company in each instance."

Operating fee revenue of $13.1 million was up $204 thousand from last quarter and down $2.1 million from a year ago, excluding the $11.4 million gain from the acquisition of Southern Community Bank. Service charges and fees on deposit accounts of $7.6 million reflected a $400

thousand decrease from a year ago due to lower activity and fewer transaction charges. Consulting fees were down $507 thousand from last year due to weakness in the market. However, consulting fees increased $724 thousand from the first quarter, reflecting a shift back to non-United projects. Mortgage loan fees of $2.8 million were up $623 thousand from a year ago due to a high level of refinancing activity.

Operating expenses for the second quarter of 2009 were $55.3 million reflecting a $5.6 million increase from last year. The increase was primarily due to higher foreclosed property costs of $2.9 million and an increase in FDIC insurance premiums of $5.5 million, including a $3.7 million special assessment. Salaries and employee benefit costs of $28.1 million decreased $695 thousand from a year ago. The decrease from last year and linked quarter was primarily due to the reduction in work force, down 165 staff year-to-date and offset partially by higher mortgage commissions and incentive program costs and the 60 staff added by the acquisition. Other expenses of $1.2 million decreased $2.2 million from last year due to the $2.0 million expense recovery related to the decision to reverse the surrender of bank owned life insurance policies in the second quarter.

The effective tax rate for the second quarter of 2009 was 47.5 percent, compared to 35.5 percent for the second quarter of 2008. The tax rate was higher this quarter reflective of a $2.9 million tax adjustment recorded in the second quarter due to reversing the surrender of bank owned life insurance policies. The projected effective tax rate for the balance of 2009 is 38 percent.

At June 30, 2009, the company's regulatory capital ratios were as follows: Tier I Risk-Based Capital of 10.6 percent; Leverage of 7.8 percent; and, Total Risk-Based of 13.3 percent. Also, the average tangible equity to assets ratio was 8.0 percent, the average tangible common equity to assets ratio was 5.8 percent and the tangible common equity to risk weighted assets was 7.5 percent.

"Today, based on our stress models of the loan portfolio and ranges of losses through 2010, we believe our capital position is sound," stated Tallent. "Assuming we incur these losses, our models still indicate all regulatory capital ratios will remain above well capitalized levels. But if

the credit cycle lengthens, if the economy worsens beyond what our models have assumed, or if there would be compelling reasons to offensively add additional capital, we clearly will do what is best for the long-term success of the company. Our absolute goal is financial soundness balanced with creating and retaining shareholder value."

Conference Call

United Community Banks will hold a conference call today, Friday, July 24, 2009, at 11 a.m. ET to discuss the contents of this news release and to share business highlights for the quarter. To access the call, dial (866) 431-5320 and use the password 'UCBI.' The conference call also will be webcast and can be accessed by selecting 'Calendar of Events' within the Investor Relations section of the company's website at www.ucbi.com. The Investor Presentation for Second Quarter 2009 can be accessed on the website by selecting 'Presentations' within the Investor Relations section.

About United Community Banks, Inc.

Headquartered in Blairsville, United Community Banks is the third-largest bank holding company in Georgia. United Community Banks has assets of $8.4 billion and operates 27 community banks with 110 banking offices located throughout north Georgia, the Atlanta region, coastal Georgia, western North Carolina and east Tennessee. The company specializes in providing personalized community banking services to individuals and small to mid-size businesses. United Community Banks also offers the convenience of 24-hour access through a network of ATMs, telephone and on-line banking. United Community Banks common stock is listed on the Nasdaq Global Select Market under the symbol UCBI. Additional information may be found at the company's web site at www.ucbi.com.

Safe Harbor

This news release contains forward-looking statements, as defined by Federal Securities Laws, including statements about financial outlook and business environment. These statements are provided to assist in the understanding of future financial performance and such performance involves risks and uncertainties that may cause actual results to differ materially from those in such statements. Any such statements are based on current expectations and involve a number of

risks and uncertainties. For a discussion of some factors that may cause such forward-looking statements to differ materially from actual results, please refer to the section entitled "Forward-Looking Statements" on page 3 of United Community Banks, Inc.'s annual report filed on Form 10-K with the Securities and Exchange Commission.

# # #

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2009 Second Quarter	2009 First Quarter	2008 Fourth Quarter	2008 Third Quarter	2008 Second Quarter	Second Quarter 2009-2008 Change	For the Six Months Ended 2009	For the Six Months Ended 2008	YTD 2009-2008 Change
INCOME SUMMARY									
Interest revenue	$ 102,737	$ 103,562	$ 108,434	$ 112,510	$ 116,984		$ 206,299	$ 246,025	
Interest expense	41,855	46,150	56,561	53,719	55,231		88,005	117,985	
Net interest revenue	60,882	57,412	51,873	58,791	61,753	(1) %	118,294	128,040	(8) %
Provision for loan losses	60,000	65,000	85,000	76,000	15,500		125,000	23,000	
Operating fee revenue [1]	13,050	12,846	10,718	13,121	15,105	(14)	25,896	29,302	(12)
Total operating revenue	13,932	5,258	(22,409)	(4,088)	61,358	NM	19,190	134,342	NM
Operating expenses [2]	55,348	52,569	52,439	56,970	49,761	11	107,917	97,290	11
Operating (loss) income before taxes	(41,416)	(47,311)	(74,848)	(61,058)	11,597	NM	(88,727)	37,052	NM
Income tax (benefit) expense	(18,353)	(15,335)	(28,101)	(21,184)	4,504		(33,688)	13,881	
Net operating (loss) income [1][2]	(23,063)	(31,976)	(46,747)	(39,874)	7,093	NM	(55,039)	23,171	NM
Gain from acquisition, net of tax benefit	7,062	-	-	-	-		7,062	-	
Noncash goodwill impairment charge	-	(70,000)	-	-	-		(70,000)	-	
Severance costs, net of tax benefit	-	(1,797)	-	-	-		(1,797)	-	
Net (loss) income	(16,001)	(103,773)	(46,747)	(39,874)	7,093	NM	(119,774)	23,171	NM
Preferred dividends and discount accretion	2,559	2,554	712	4	4		5,113	8	
Net (loss) income available to common shareholders	$ (18,560)	$ (106,327)	$ (47,459)	$ (39,878)	$ 7,089	NM	$ (124,887)	$ 23,163	NM
PERFORMANCE MEASURES									
Per common share:									
Diluted operating (loss) earnings [1][2]	$ (.53)	$ (.71)	$ (.99)	$ (.84)	$ .15	NM	$ (1.24)	$ .49	NM
Diluted (loss) earnings	(.38)	(2.20)	(.99)	(.84)	.15	NM	(2.57)	.49	NM
Cash dividends declared	-	-	-	-	.09		-	.18	
Stock dividends declared [6]	1 for 130	1 for 130	1 for 130	1 for 130	-		2 for 130	-	
Book value	13.87	14.70	16.95	17.12	17.75	(22)	13.87	17.75	(22)
Tangible book value [4]	8.85	9.65	10.39	10.48	11.03	(20)	8.85	11.03	(20)
Key performance ratios:									
Return on equity [3][5]	(11.42) %	(58.28) %	(23.83) %	(19.07) %	3.41 %		(36.20) %	5.61 %	
Return on assets [5]	(.79)	(5.06)	(2.20)	(1.95)	.34		(2.93)	.56	
Net interest margin [5]	3.28	3.08	2.70	3.17	3.32		3.18	3.43	
Operating efficiency ratio [1][2][4]	74.15	75.15	81.34	79.35	65.05		74.63	61.97	
Equity to assets	10.76	11.64	10.08	10.28	10.33		11.20	10.31	
Tangible equity to assets [4]	8.00	8.30	6.59	6.65	6.77		8.15	6.75	
Tangible common equity to assets [4]	5.81	6.13	6.23	6.65	6.77		5.97	6.75	
Tangible common equity to risk-weighted assets [4]	7.48	8.03	8.34	8.26	8.51		7.48	8.51	
ASSET QUALITY *									
Non-performing loans (NPLs)	$ 287,848	$ 259,155	$ 190,723	$ 139,266	$ 123,786		$ 287,848	$ 123,786	
Foreclosed properties	104,754	75,383	59,768	38,438	28,378		104,754	28,378	
Total non-performing assets (NPAs)	392,602	334,538	250,491	177,704	152,164		392,602	152,164	
Allowance for loan losses	145,678	143,990	122,271	111,299	91,035		145,678	91,035	
Net charge-offs	58,312	43,281	74,028	55,736	14,313		101,593	21,388	
Allowance for loan losses to loans	2.64 %	2.56 %	2.14 %	1.91 %	1.53 %		2.64 %	1.53 %	
Net charge-offs to average loans [5]	4.18	3.09	5.09	3.77	.97		3.64	.72	
NPAs to loans and foreclosed properties	6.99	5.86	4.35	3.03	2.55		6.99	2.55	
NPAs to total assets	4.67	4.11	2.94	2.20	1.84		4.67	1.84	
AVERAGE BALANCES									
Loans	$ 5,597,259	$ 5,675,054	$ 5,784,139	$ 5,889,168	$ 5,933,143	(6)	$ 5,635,942	$ 5,945,720	(5)
Investment securities	1,771,482	1,712,654	1,508,808	1,454,740	1,507,240	18	1,742,231	1,496,377	16
Earning assets	7,442,178	7,530,230	7,662,536	7,384,287	7,478,018	-	7,485,961	7,484,749	-
Total assets	8,168,147	8,312,648	8,449,097	8,146,880	8,295,748	(2)	8,239,997	8,300,686	(1)
Deposits	6,544,537	6,780,531	6,982,229	6,597,339	6,461,361	1	6,661,881	6,256,217	6
Shareholders' equity	879,210	967,505	851,956	837,487	856,727	3	923,114	856,193	8
Common shares - basic	48,794	48,324	47,844	47,417	47,158		48,560	47,105	
Common shares - diluted	48,794	48,324	47,844	47,417	47,249		48,560	47,260	
AT PERIOD END									
Loans	$ 5,513,087	$ 5,632,705	$ 5,704,861	$ 5,829,937	$ 5,933,141	(7)	$ 5,513,087	$ 5,933,141	(7)
Investment securities	1,816,787	1,719,033	1,617,187	1,400,827	1,430,588	27	1,816,787	1,430,588	27
Total assets	8,403,046	8,140,909	8,520,765	8,072,543	8,264,051	2	8,403,046	8,264,051	2
Deposits	6,848,760	6,616,488	7,003,624	6,689,335	6,696,456	2	6,848,760	6,696,456	2
Shareholders' equity	855,272	888,853	989,382	816,880	837,890	2	855,272	837,890	2
Common shares outstanding	48,933	48,487	48,009	47,596	47,096		48,933	47,096	

(1) Excludes the gain from acquisition of $11.4 million, net of income tax expense of $4.3 million in the second quarter of 2009. (2) Excludes the non-recurring goodwill impairment charge of $70 million and severance costs of $2.9 million, net of income tax benefit of $1.1 million in the first quarter of 2009. (3) Net income available to common shareholders, which excludes preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). (4) Excludes effect of acquisition related intangibles and associated amortization. (5) Annualized. (6) Number of new shares issued for shares currently held. NM - Not meaningful.

* Excludes covered loans and covered NPAs

UNITED COMMUNITY BANKS, INC.
Operating Earnings to GAAP Earnings Reconciliation
Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2009 Second Quarter	2009 First Quarter	2008 Fourth Quarter	2008 Third Quarter	2008 Second Quarter	For the Six Months Ended 2009	For the Six Months Ended 2008
Interest revenue reconciliation							
Interest revenue - taxable equivalent	$ 102,737	$ 103,562	$ 108,434	$ 112,510	$ 116,984	$ 206,299	$ 246,025
Taxable equivalent adjustment	(463)	(488)	(553)	(571)	(606)	(951)	(1,137)
Interest revenue (GAAP)	$ 102,274	$ 103,074	$ 107,881	$ 111,939	$ 116,378	$ 205,348	$ 244,888
Net interest revenue reconciliation							
Net interest revenue - taxable equivalent	$ 60,882	$ 57,412	$ 51,873	$ 58,791	$ 61,753	$ 118,294	$ 128,040
Taxable equivalent adjustment	(463)	(488)	(553)	(571)	(606)	(951)	(1,137)
Net interest revenue (GAAP)	$ 60,419	$ 56,924	$ 51,320	$ 58,220	$ 61,147	$ 117,343	$ 126,903
Fee revenue reconciliation							
Operating fee revenue	$ 13,050	$ 12,846	$ 10,718	$ 13,121	$ 15,105	$ 25,896	$ 29,302
Gain from acquisition	11,390	-	-	-	-	11,390	-
Fee revenue (GAAP)	$ 24,440	$ 12,846	$ 10,718	$ 13,121	$ 15,105	$ 37,286	$ 29,302
Total revenue reconciliation							
Total operating revenue	$ 13,932	$ 5,258	$ (22,409)	$ (4,088)	$ 61,358	$ 19,190	$ 134,342
Taxable equivalent adjustment	(463)	(488)	(553)	(571)	(606)	(951)	(1,137)
Gain from acquisition	11,390	-	-	-	-	11,390	-
Total revenue (GAAP)	$ 24,859	$ 4,770	$ (22,962)	$ (4,659)	$ 60,752	$ 29,629	$ 133,205
Expense reconciliation							
Operating expense	$ 55,348	$ 52,569	$ 52,439	$ 56,970	$ 49,761	$ 107,917	$ 97,290
Noncash goodwill impairment charge	-	70,000	-	-	-	70,000	-
Severance costs	-	2,898	-	-	-	2,898	-
Operating expense (GAAP)	$ 55,348	$ 125,467	$ 52,439	$ 56,970	$ 49,761	$ 180,815	$ 97,290
(Loss) income before taxes reconciliation							
Operating (loss) income before taxes	$ (41,416)	$ (47,311)	$ (74,848)	$ (61,058)	$ 11,597	$ (88,727)	$ 37,052
Taxable equivalent adjustment	(463)	(488)	(553)	(571)	(606)	(951)	(1,137)
Gain from acquisition	11,390	-	-	-	-	11,390	-
Noncash goodwill impairment charge	-	(70,000)	-	-	-	(70,000)	-
Severance costs	-	(2,898)	-	-	-	(2,898)	-
(Loss) income before taxes (GAAP)	$ (30,489)	$ (120,697)	$ (75,401)	$ (61,629)	$ 10,991	$ (151,186)	$ 35,915
Income tax (benefit) expense reconciliation							
Operating income tax (benefit) expense	$ (18,353)	$ (15,335)	$ (28,101)	$ (21,184)	$ 4,504	$ (33,688)	$ 13,881
Taxable equivalent adjustment	(463)	(488)	(553)	(571)	(606)	(951)	(1,137)
Gain from acquisition, tax expense	4,328	-	-	-	-	4,328	-
Severance costs, tax benefit	-	(1,101)	-	-	-	(1,101)	-
Income tax (benefit) expense (GAAP)	$ (14,488)	$ (16,924)	$ (28,654)	$ (21,755)	$ 3,898	$ (31,412)	$ 12,744
(Loss) earnings per common share reconciliation							
Operating (loss) earnings per common share	$ (0.53)	$ (0.71)	$ (0.99)	$ (0.84)	$ 0.15	$ (1.24)	$ 0.49
Gain from acquisition	0.15	-	-	-	-	0.15	-
Noncash goodwill impairment charge	-	(1.45)	-	-	-	(1.44)	-
Severance costs	-	(0.04)	-	-	-	(0.04)	-
(Loss) earnings per common share (GAAP)	$ (0.38)	$ (2.20)	$ (0.99)	$ (0.84)	$ 0.15	$ (2.57)	$ 0.49
Book value reconciliation							
Tangible book value	$ 8.85	$ 9.65	$ 10.39	$ 10.48	$ 11.03	$ 8.85	$ 11.03
Effect of goodwill and other intangibles	5.02	5.05	6.56	6.64	6.72	5.02	6.72
Book value (GAAP)	$ 13.87	$ 14.70	$ 16.95	$ 17.12	$ 17.75	$ 13.87	$ 17.75
Efficiency ratio reconciliation							
Operating efficiency ratio	74.15 %	75.15 %	81.34 %	79.35 %	65.05 %	74.63 %	61.97 %
Gain from acquisition	(9.82)	-	-	-	-	(9.12)	-
Noncash goodwill impairment charge	-	100.06	-	-	-	48.41	-
Severance costs	-	4.14	-	-	-	2.00	-
Efficiency ratio (GAAP)	64.33 %	179.35 %	81.34 %	79.35 %	65.05 %	115.92 %	61.97 %
Average equity to assets reconciliation							
Tangible common equity to assets	5.81 %	6.13 %	6.23 %	6.65 %	6.77 %	5.97 %	6.75 %
Effect of preferred equity	2.19	2.17	.36	-	-	2.18	-
Tangible equity to assets	8.00	8.30	6.59	6.65	6.77	8.15	6.75
Effect of goodwill and other intangibles	2.76	3.34	3.49	3.63	3.56	3.05	3.56
Equity to assets (GAAP)	10.76 %	11.64 %	10.08 %	10.28 %	10.33 %	11.20 %	10.31 %
Actual tangible common equity to risk-weighted assets reconciliation							
Tangible common equity to risk-weighted assets	7.48 %	8.03 %	8.34 %	8.26 %	8.51 %	7.48 %	8.51 %
Effect of other comprehensive income	(.72)	(1.00)	(.91)	(.28)	(.01)	(.72)	(.01)
Effect of trust preferred	.89	.89	.88	.68	.67	.89	.67
Effect of preferred equity	3.00	2.96	2.90	-	-	3.00	-
Tier I capital ratio (Regulatory)	10.65 %	10.88 %	11.21 %	8.66 %	9.17 %	10.65 %	9.17 %

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Loan Portfolio Composition at Period-End

(in millions)		2009 Second Quarter [1]	2009 First Quarter	2008 Fourth Quarter	2008 Third Quarter	2008 Second Quarter	Linked Quarter Change[2] Actual	Year over Year Change Actual
LOANS BY CATEGORY								
Commercial (sec. by RE)	$	1,797	$ 1,779	$ 1,627	$ 1,604	$ 1,584	4 %	13 %
Commercial construction		379	377	500	509	522	2	(27)
Commercial & industrial		399	387	410	425	417	12	(4)
Total commercial		2,575	2,543	2,537	2,538	2,523	5	2
Residential construction		1,315	1,430	1,479	1,596	1,745	(32)	(25)
Residential mortgage		1,470	1,504	1,526	1,528	1,494	(9)	(2)
Consumer / installment		153	156	163	168	171	(8)	(11)
Total loans	$	5,513	$ 5,633	$ 5,705	$ 5,830	$ 5,933	(9)	(7)
LOANS BY MARKET								
Atlanta MSA	$	1,605	$ 1,660	$ 1,706	$ 1,800	$ 1,934	(13) %	(17) %
Gainesville MSA		413	422	420	426	422	(9)	(2)
North Georgia		1,978	2,014	2,040	2,066	2,065	(7)	(4)
Western North Carolina		794	808	810	815	819	(7)	(3)
Coastal Georgia		455	460	464	458	436	(4)	4
East Tennessee		268	269	265	265	257	(1)	4
Total loans	$	5,513	$ 5,633	$ 5,705	$ 5,830	$ 5,933	(9)	(7)
RESIDENTIAL CONSTRUCTION								
Dirt loans								
Acquisition & development	$	413	$ 445	$ 484	$ 516	$ 569	(29) %	(27) %
Land loans		159	155	153	142	139	10	14
Lot loans		369	390	358	385	401	(22)	(8)
Total		941	990	995	1,043	1,109	(20)	(15)
House loans								
Spec		268	317	347	393	450	(62) %	(40) %
Sold		106	123	137	160	186	(55)	(43)
Total		374	440	484	553	636	(60)	(41)
Total residential construction	$	1,315	$ 1,430	$ 1,479	$ 1,596	$ 1,745	(32)	(25)
RESIDENTIAL CONSTRUCTION - ATLANTA MSA								
Dirt loans								
Acquisition & development	$	124	$ 148	$ 167	$ 185	$ 232	(65) %	(47) %
Land loans		63	52	56	47	50	85	26
Lot loans		81	98	86	103	117	(69)	(31)
Total		268	298	309	335	399	(40)	(33)
House loans								
Spec		127	164	189	227	271	(90) %	(53) %
Sold		29	33	40	49	58	(48)	(50)
Total		156	197	229	276	329	(83)	(53)
Total residential construction	$	424	$ 495	$ 538	$ 611	$ 728	(57)	(42)

(1) Excludes total loans of $109.9 million as of June 30 that are covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank. (2) Annualized.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality [1]

(in thousands)	Second Quarter 2009 Non-performing Loans	Foreclosed Properties	Total NPAs	First Quarter 2009 Non-performing Loans	Foreclosed Properties	Total NPAs	Fourth Quarter 2008 Non-performing Loans	Foreclosed Properties	Total NPAs
NPAs BY CATEGORY									
Commercial (sec. by RE)	$ 37,755	$ 5,395	$ 43,150	$ 18,188	$ 3,811	$ 21,999	$ 15,188	$ 2,427	$ 17,615
Commercial construction	15,717	5,847	21,564	6,449	2,948	9,397	1,513	2,333	3,846
Commercial & industrial	11,378	-	11,378	12,066	-	12,066	1,920	-	1,920
Total commercial	64,850	11,242	76,092	36,703	6,759	43,462	18,621	4,760	23,381
Residential construction	176,400	81,648	258,048	187,656	58,327	245,983	144,836	48,572	193,408
Residential mortgage	44,256	11,864	56,120	33,148	10,297	43,445	25,574	6,436	32,010
Consumer / installment	2,342	-	2,342	1,648	-	1,648	1,692	-	1,692
Total NPAs	$ 287,848	$ 104,754	$ 392,602	$ 259,155	$ 75,383	$ 334,538	$ 190,723	$ 59,768	$ 250,491
NPAs BY MARKET									
Atlanta MSA	$ 148,155	$ 50,450	$ 198,605	$ 131,020	$ 48,574	$ 179,594	$ 105,476	$ 42,336	$ 147,812
Gainesville MSA	9,745	3,511	13,256	17,448	694	18,142	16,208	1,110	17,318
North Georgia	72,174	37,454	109,628	66,875	20,811	87,686	31,631	12,785	44,416
Western North Carolina	21,814	7,245	29,059	21,240	3,067	24,307	18,509	2,986	21,495
Coastal Georgia	30,311	3,904	34,215	15,699	1,286	16,985	11,863	138	12,001
East Tennessee	5,649	2,190	7,839	6,873	951	7,824	7,036	413	7,449
Total NPAs	$ 287,848	$ 104,754	$ 392,602	$ 259,155	$ 75,383	$ 334,538	$ 190,723	$ 59,768	$ 250,491

(in thousands)	Second Quarter 2009 Net Charge-Offs	Net Charge-Offs to Average Loans [2]	First Quarter 2009 Net Charge-Offs	Net Charge-Offs to Average Loans [2]	Fourth Quarter 2008 Net Charge-Offs	Net Charge-Offs to Average Loans [2]
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec. by RE)	$ 5,986	1.34 %	$ 826	.20 %	$ 4,460	1.10 %
Commercial construction	756	.80	54	.05	1,442	1.14
Commercial & industrial	3,107	3.16	873	.89	3,416	3.24
Total commercial	9,849	1.54	1,753	.28	9,318	1.46
Residential construction	44,240	12.90	37,762	10.52	57,882	14.93
Residential mortgage	3,526	.95	2,984	.80	5,852	1.52
Consumer / installment	697	1.80	782	1.99	976	2.34
Total	$ 58,312	4.18	$ 43,281	3.09	$ 74,028	5.09
NET CHARGE-OFFS BY MARKET						
Atlanta MSA	$ 37,473	8.89 %	$ 26,228	6.16 %	$ 49,309	10.80 %
Gainesville MSA	4,125	4.38	1,105	1.18	7,994	8.60
North Georgia	12,571	2.52	8,208	1.64	9,872	1.91
Western North Carolina	1,015	.51	3,669	1.83	2,371	1.16
Coastal Georgia	969	.85	3,229	2.84	3,150	2.70
East Tennessee	2,159	3.21	842	1.28	1,332	2.02
Total	$ 58,312	4.18	$ 43,281	3.09	$ 74,028	5.09

(in thousands)	Second Quarter 2009	First Quarter 2009	Fourth Quarter 2008
FORECLOSED PROPERTIES			
Beginning balance	$ 75,383	$ 59,768	$ 38,438
Foreclosures transferred in	64,417	38,742	50,678
Capital costs added	1,324	1,452	1,059
Write downs	(2,738)	(2,151)	(2,714)
Proceeds from sales	(33,632)	(22,428)	(27,693)
Total	$ 104,754	$ 75,383	$ 59,768

(1) Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank. (2) Annualized.

UNITED COMMUNITY BANKS, INC.
Consolidated Statement of Income *(Unaudited)*

(in thousands, except per share data)	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008
Interest revenue:				
Loans, including fees	$ 81,691	$ 97,051	$ 163,571	$ 206,317
Investment securities, including tax exempt of $309, $398, $628 and $792	20,485	19,277	41,237	38,299
Federal funds sold, commercial paper and deposits in banks	98	50	540	272
Total interest revenue	102,274	116,378	205,348	244,888
Interest expense:				
Deposits:				
NOW	2,843	7,216	6,180	15,803
Money market	2,269	2,310	4,506	5,223
Savings	121	180	248	407
Time	32,064	38,828	68,117	77,712
Total deposit interest expense	37,297	48,534	79,051	99,145
Federal funds purchased, repurchase agreements and other short-term borrowings	595	1,820	1,148	6,138
Federal Home Loan Bank advances	1,203	2,818	2,277	8,563
Long-term debt	2,760	2,059	5,529	4,139
Total interest expense	41,855	55,231	88,005	117,985
Net interest revenue	60,419	61,147	117,343	126,903
Provision for loan losses	60,000	15,500	125,000	23,000
Net interest revenue after provision for loan losses	419	45,647	(7,657)	103,903
Fee revenue:				
Service charges and fees	7,557	7,957	14,591	15,770
Mortgage loan and other related fees	2,825	2,202	5,476	4,165
Consulting fees	1,745	2,252	2,766	4,059
Brokerage fees	497	814	1,186	1,907
Securities (losses) gains, net	(711)	357	(408)	357
Gain from acquisition	11,390	-	11,390	-
Other	1,137	1,523	2,285	3,044
Total fee revenue	24,440	15,105	37,286	29,302
Total revenue	24,859	60,752	29,629	133,205
Operating expenses:				
Salaries and employee benefits	28,058	28,753	56,897	57,507
Communications and equipment	3,645	3,852	7,374	7,684
Occupancy	3,853	3,704	7,660	7,420
Advertising and public relations	1,191	2,009	2,300	3,360
Postage, printing and supplies	1,294	1,448	2,476	3,040
Professional fees	2,806	1,679	5,099	3,600
Foreclosed property	5,737	2,852	10,056	3,763
FDIC assessments and other regulatory charges	6,810	1,265	9,492	2,531
Amortization of intangibles	739	745	1,478	1,512
Other	1,215	3,454	5,085	6,873
Goodwill impairment	-	-	70,000	-
Severance costs	-	-	2,898	-
Total operating expenses	55,348	49,761	180,815	97,290
(Loss) income before income taxes	(30,489)	10,991	(151,186)	35,915
Income tax (benefit) expense	(14,488)	3,898	(31,412)	12,744
Net (loss) income	(16,001)	7,093	(119,774)	23,171
Preferred stock dividends and discount accretion	2,559	4	5,113	8
Net (loss) income available to common shareholders	$ (18,560)	$ 7,089	$ (124,887)	$ 23,163
(Loss) earnings per common share:				
Basic	$ (.38)	$ .15	$ (2.57)	$ .49
Diluted	(.38)	.15	(2.57)	.49
Weighted average common shares outstanding:				
Basic	48,794	47,158	48,560	47,105
Diluted	48,794	47,249	48,560	47,260

UNITED COMMUNITY BANKS, INC.
Consolidated Balance Sheet

(in thousands, except share and per share data)	June 30, 2009	December 31, 2008	June 30, 2008
	(unaudited)	*(audited)*	*(unaudited)*
ASSETS			
Cash and due from banks	$ 110,943	$ 116,395	$ 176,240
Interest-bearing deposits in banks	70,474	8,417	12,455
Federal funds sold, commercial paper and short-term investments	-	368,609	-
Cash and cash equivalents	181,417	493,421	188,695
Securities available for sale	1,816,787	1,617,187	1,430,588
Mortgage loans held for sale	42,185	20,334	27,094
Loans, net of unearned income	5,513,087	5,704,861	5,933,141
Less allowance for loan losses	145,678	122,271	91,035
Loans, net	5,367,409	5,582,590	5,842,106
Covered assets	230,125	-	-
Premises and equipment, net	178,983	179,160	181,395
Accrued interest receivable	41,405	46,088	50,399
Goodwill and other intangible assets	251,821	321,798	323,296
Other assets	292,914	260,187	220,478
Total assets	$ 8,403,046	$ 8,520,765	$ 8,264,051
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits:			
Demand	$ 714,630	$ 654,036	$ 696,575
NOW	1,273,368	1,543,385	1,541,609
Money market	573,463	466,750	418,935
Savings	180,368	170,275	187,088
Time:			
Less than $100,000	1,992,056	1,953,235	1,747,763
Greater than $100,000	1,351,527	1,422,974	1,573,078
Brokered	763,348	792,969	531,408
Total deposits	6,848,760	7,003,624	6,696,456
Federal funds purchased, repurchase agreements, and other short-term borrowings	252,493	108,411	288,650
Federal Home Loan Bank advances	283,292	235,321	285,807
Long-term debt	150,026	150,986	107,996
Accrued expenses and other liabilities	13,203	33,041	47,252
Total liabilities	7,547,774	7,531,383	7,426,161
Shareholders' equity:			
Preferred stock, $1 par value; 10,000,000 shares authorized;			
Series A; $10 stated value; 21,700, 25,800 and 25,800 shares issued and outstanding	217	258	258
Series B; $1,000 stated value; 180,000 shares issued and outstanding	173,785	173,180	-
Common stock, $1 par value; 100,000,000 shares authorized;			
48,933,383, 48,809,301 and 48,809,301 shares issued	48,933	48,809	48,809
Common stock issuable; 182,041, 129,304 and 105,579 shares	3,383	2,908	2,696
Capital surplus	450,514	460,708	462,939
Retained earnings	136,624	265,405	362,089
Treasury stock; 799,892 and 1,713,310 shares, at cost	-	(16,465)	(39,222)
Accumulated other comprehensive income	41,816	54,579	321
Total shareholders' equity	855,272	989,382	837,890
Total liabilities and shareholders' equity	$ 8,403,046	$ 8,520,765	$ 8,264,051

UNITED COMMUNITY BANKS, INC.

Average Consolidated Balance Sheets and Net Interest Analysis

For the Three Months Ended June 30,

	2009			2008		
(dollars in thousands, taxable equivalent)	Average Balance	Interest	Avg. Rate	Average Balance	Interest	Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [1][2]	$5,597,259	$ 81,567	5.85 %	$5,933,143	$ 97,080	6.58 %
Taxable securities [3]	1,742,620	20,176	4.63	1,471,958	18,879	5.13
Tax-exempt securities [1][3]	28,862	506	7.01	35,282	655	7.43
Federal funds sold and other interest-earning assets	73,437	488	2.66	37,635	370	3.93
Total interest-earning assets	7,442,178	102,737	5.53	7,478,018	116,984	6.29
Non-interest-earning assets:						
Allowance for loan losses	(147,691)			(93,776)		
Cash and due from banks	101,830			144,589		
Premises and equipment	179,446			181,454		
Other assets [3]	592,384			585,463		
Total assets	$8,168,147			$8,295,748		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$1,258,134	$ 2,843	.91	$1,505,280	$ 7,216	1.93
Money market	521,989	2,269	1.74	422,419	2,310	2.20
Savings	178,435	121	.27	186,826	180	.39
Time less than $100,000	1,894,071	15,342	3.25	1,643,740	17,285	4.23
Time greater than $100,000	1,325,757	11,513	3.48	1,484,032	16,135	4.37
Brokered	686,070	5,209	3.05	534,835	5,408	4.06
Total interest-bearing deposits	5,864,456	37,297	2.55	5,777,132	48,534	3.38
Federal funds purchased and other borrowings	220,376	595	1.08	383,378	1,820	1.91
Federal Home Loan Bank advances	309,962	1,203	1.56	412,268	2,818	2.75
Long-term debt	151,019	2,760	7.33	107,996	2,059	7.67
Total borrowed funds	681,357	4,558	2.68	903,642	6,697	2.98
Total interest-bearing liabilities	6,545,813	41,855	2.56	6,680,774	55,231	3.33
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	680,081			684,229		
Other liabilities	63,043			74,018		
Total liabilities	7,288,937			7,439,021		
Shareholders' equity	879,210			856,727		
Total liabilities and shareholders' equity	$8,168,147			$8,295,748		
Net interest revenue		$ 60,882			$ 61,753	
Net interest-rate spread			2.97 %			2.96 %
Net interest margin [4]			3.28 %			3.32 %

(1) Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

(2) Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued.

(3) Securities available for sale are shown at amortized cost. Pretax unrealized gains of $14.7 million in 2009 and $13.0 million in 2008 are included in other assets for purposes of this presentation.

(4) Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

UNITED COMMUNITY BANKS, INC.

Average Consolidated Balance Sheets and Net Interest Analysis

For the Six Months Ended June 30,

(dollars in thousands, taxable equivalent)	2009 Average Balance	2009 Interest	2009 Avg. Rate	2008 Average Balance	2008 Interest	2008 Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [1][2]	$5,635,942	$163,316	5.84 %	$5,945,720	$206,332	6.98 %
Taxable securities [3]	1,712,778	40,609	4.74	1,460,090	37,507	5.14
Tax-exempt securities [1][3]	29,453	1,028	6.98	36,287	1,303	7.18
Federal funds sold and other interest-earning assets	107,788	1,346	2.50	42,652	883	4.14
Total interest-earning assets	7,485,961	206,299	5.55	7,484,749	246,025	6.60
Non-interest-earning assets:						
Allowance for loan losses	(138,297)			(92,901)		
Cash and due from banks	103,113			149,648		
Premises and equipment	179,470			181,405		
Other assets [3]	609,750			577,785		
Total assets	$8,239,997			$8,300,686		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$1,307,865	$ 6,180	.95	$1,483,699	$ 15,803	2.14
Money market	499,780	4,506	1.82	430,734	5,223	2.44
Savings	175,587	248	.28	185,819	407	.44
Time less than $100,000	1,918,349	32,559	3.42	1,598,526	35,508	4.47
Time greater than $100,000	1,359,286	24,338	3.61	1,424,670	32,505	4.59
Brokered	735,844	11,220	3.07	454,619	9,699	4.29
Total interest-bearing deposits	5,996,711	79,051	2.66	5,578,067	99,145	3.57
Federal funds purchased and other borrowings	185,639	1,148	1.25	467,596	6,138	2.64
Federal Home Loan Bank advances	257,742	2,277	1.78	536,883	8,563	3.21
Long-term debt	151,009	5,529	7.38	107,995	4,139	7.71
Total borrowed funds	594,390	8,954	3.04	1,112,474	18,840	3.41
Total interest-bearing liabilities	6,591,101	88,005	2.69	6,690,541	117,985	3.55
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	665,170			678,150		
Other liabilities	60,612			75,802		
Total liabilities	7,316,883			7,444,493		
Shareholders' equity	923,114			856,193		
Total liabilities and shareholders' equity	$8,239,997			$8,300,686		
Net interest revenue		$118,294			$128,040	
Net interest-rate spread			2.86 %			3.05 %
Net interest margin [4]			3.18 %			3.43 %

(1) Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

(2) Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued.

(3) Securities available for sale are shown at amortized cost. Pretax unrealized gains of $12.7 million in 2009 and $14.5 million in 2008 are included in other assets for purposes of this presentation.

(4) Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.